

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2024

Pengju Wang
Co-Chief Financial Officer
Bgin Blockchain Limited
Unit 502, Lippo Sun Plaza
28 Canton Road, Tsim Sha Tsui
Kowloon, Hong Kong

> **Re: Bgin Blockchain Limited**
> **Amendment No. 5 to**
> **Draft Registration Statement on Form F-1**
> **Submitted February 12, 2024**
> **CIK No. 0001945565**

Dear Pengju Wang:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 17, 2024 letter.

Amendment No. 5 to Draft Registration Statement on Form F-1

Prospectus Summary
Agreements with Our Affiliated Entites in the PRC, page 3

1. We acknowledge your response to prior comment 2. Please elaborate on why you do not believe that SAB 5T applies in your circumstances. In this regard, the fact that you do not hold an equity interest in Shenzhen Bgin is irrelevant. SAB 5T deals with transactions of principal stockholders on behalf of registrants. Mr. Qingeng Wu is a principal stockholder and his transaction with another officer of yours, Mr. Qi Shao, may be considered compensation to Mr. Shao on your behalf. In your response, also address the

following:
- We note from your disclosure on page 137 that the vast majority of your compensation to officers and directors in 2023 were bonuses instead of salaries. Tell us whether the salary and bonus compensation reflected in your financial statements for Mr. Shao is commensurate with other officers and, if not, clarify why the sale of the Shenzhen Bgin equity interest by Mr. Wu is not part of Mr. Shao's compensation for employment with your Company.
- You indicate that Mr. Wu sold his interest in Shenzhen Bgin to fully devote his time and efforts into management and overseeing the overall operations of your Company. As Mr. Shao is also an officer of yours, tell us how much of his time is now devoted to the management and oversight of the operations of Shenzhen Bgin.

Our Crypto Asset Custody Policies and Procedures, page 5

2. Refer to your response to prior comment 3. Your revised disclosure on page 5 states that you "tend" to transfer a majority of the funds from the payment platforms to your bank accounts and keep a small amount in the payment platform accounts for purposes of distributing payments to your suppliers and other business partners. Please revise to disclose the situations in which you leave the majority of the funds from the exchange of Tether into fiat currency in your payment platform accounts.

Revenue Recognition, page F-9

3. Please note that we are continuing to consider your response to prior comment 11 and comment 14 from our letter dated October 5, 2023 and we may have further comments. As we continue to evaluate your response, please respond to the following for KAS and IRON and, where appropriate, reference for us the authoritative literature you rely upon to support your position:
   - You disclose that providing cryptocurrency transaction verification services is an output of your ordinary activities. Tell us whether the transaction requestor is your customer.
   - Tell us your consideration of disclosing, if true, that you provide cryptocurrency transaction verification services to the blockchain platforms and to the transaction requestor.
   - While we note the changes made in your disclosure to refer to providing cryptocurrency transaction verification services, we continue to note disclosure elsewhere in the filing referring to computing power such as page 103. Tell us your consideration of revising this and similar disclosure in the filing to be consistent.
   - Disclose the nature and types of rewards you are entitled to from the blockchains you mine (for examples block rewards and transaction fees).
   - Tell us your consideration of the following:
     - Explain whether the transaction requestor and the blockchain each have a unilateral enforceable right to terminate their respective contracts at any time without penalty.

- ○ For each of these respective contracts, explain whether contract inception and completion occur simultaneously upon block validation; that is, the contract begins upon, and the duration of the contract does not extend beyond, the validation of an individual blockchain transaction.
- ○ Explain whether each respective contract contains a single performance obligation to perform a transaction validation service and that this performance obligation is satisfied at the point-in-time when a block is successfully mined.
- Clarify for us whether the transaction price is fixed as of the inception of each individual contract, contract inception occurs at the same point in time that you validate a block, and you measure the noncash consideration at the point in time you successfully validate a block, which is contract inception. If so, clarify your disclosure accordingly. With respect to KAS, specifically address the impact of pruning and the blockchain's application of its finality and invalidation rules.

4. We note your disclosure on page 120 and elsewhere that your current mining activities include the mining of KLS. Please tell us whether you expect revenues for this cryptocurrency to become material in the near future.

5. We acknowledge your response to prior comment 10. Please respond to the following comments related to your HumPool:
   - As the pool operator, tell us how you account for, classify, and measure the noncash reward earned and how you account for, classify, and measure the noncash reward allocated to third-party participants in your mining pool. Your response should also address the timing of recognition and measurement.
   - Provide us with your comprehensive principal versus agent accounting analysis. Refer to ASC 606-10-55-36 through 55-40. Tell us whether you, in your capacity as the pool operator, controlled the transaction verification services before being provided to the blockchain network. Refer to ASC 606-10-55-37. Your assessment should address which party had the ability to control the transaction verification services when provided (i.e., when the contract existed according to ASC 606-10-25-1), regardless of it being an at-will contract.
     - ○ Clarify the role of third-party participants in your mining pool and tell us whether these miners create and/or propose individual blocks to be broadcast to the blockchain (and if so, how), or, alternatively, whether they directed their hashing rate to specific nonce ranges.
     - ○ Clarify the material terms of the software license and whether that license conveyed control to an individual miner over the mining server used by you to establish and maintain the node.
     - ○ Tell us who is primarily responsible for fulfillment from the blockchain's perspective and which party is the miner of record.
     - ○ Explain to us how mining work is delegated to the pool participants and whether or not you controlled the delegation of work to the pool participants.
     - ○ Tell us whether the blockchain network has any record of the pool participant's

> involvement in the arrangement.
> - ○ Tell us whether, as the pool operator, you have the discretion to determine which transactions to validate within a mined block.
> - Tell us how and when you compensate pool participants and whether the pool participant's reward is contingent on successfully solving transactions.
> - Explain your payment methodology (such as FPPS) and provide us with the formula(s) used to determine the reward.
> - Confirm our understanding that you mine only KAS, IRON, RXD and KLS as a mining pool operator. Tell us whether you mine on any other blockchains or intend to mine other blockchains as a mining pool operator and, if so, tell us the names of those blockchains.
> - Describe for us the rights and obligations of the parties in your agreements with pool participants and with the blockchain network. Clarify what you consider to be the specified service provided to the customer in the arrangements with the pool participant and with the blockchain network.
> - Provide us with your proposed revised revenue recognition policy disclosure in response to our comments. Ensure your disclosure distinguishes your revenue recognition policies between when you operate a mining pool as the sole participant and when you operate a mining pool with third party participants.

6. We note your prior mining activity on digital assets that used a proof-of-stake validation mechanism. Please tell us whether you intend to stake on any proof-of-stake blockchains in the near future and, if so, tell us the names of those blockchains and provide an indication of the magnitude of those activities going forward.

Cryptocurrencies, page F-10

7. We acknowledge your response to comment 12. You disclose that you compare the cost of each cryptocurrency mined to its subsequent market price on a daily basis. Please respond to the following:
   - Tell us why you continue to refer to the cost of each cryptocurrency mined instead of the carrying value.
   - Tell us why you limit your disclosure to only cryptocurrency mined and not all cryptocurrency.
   This comment also refers to the similar disclosure on page F-32.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Note 2. Summary of significant accounting policies
Revenue recognition
ii) Sale of mining machines, page F-31

8. On pages 119 and 120, you disclose the existence of miner hosting services and that customers may purchase mining machines from you and enroll them in your hosting services. You also disclose that you retain the right to sell or retain possession of mining

machines under hosting agreements if you do not receive delivery instructions within 15 days following termination of the hosting services arrangement. Please address the following and, where appropriate, reference for us the authoritative literature you rely upon to support your accounting:

- Please tell us whether you host only mining machines that you sold to customers or whether you also accept mining machines delivered to you from your hosting customers.
- To the extent that mining machines sold to customers are retained by you and are operated under your hosting services arrangements, provide us a detailed analysis supporting how control of those machines has transferred to the customer under ASC 606-10-25-25 considering that you retain physical possession during the term of the hosting services arrangement and that you may sell or otherwise possess the machine after termination of the hosting arrangement.
- Given the question in the preceding bullet, tell us why your sales of mining machines that are included in a hosting agreement are not leases under ASC 842.
- Provide us a step by step analysis supporting your revenue recognition policy for hosting services under ASC 606.
- Revise your policy disclosure to provide your policy for hosting services. Please tell us the amount of revenues recognized from these services for all periods presented.

Please contact Kate Tillan at 202-551-3604 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Ying Li